

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

May 28, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 27, 2026, The Nasdaq Stock Market (the "Exchange") received from Kraft Heinz Foods Company and The Kraft Heinz Company (the "Registrants") a copy of the Registrants' application on Form 8-A 12(b) for the registration of the following securities:

3.500% Senior Notes Due 2031

3.950% Senior Notes Due 2034

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrants are seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi